UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-34760

THE CASH STORE FINANCIAL SERVICES INC.

(Translation of registrant's name into English)

15511 - 123 Avenue,

Edmonton, AB, Canada T5V 0C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Registrant originally filed a Form 6-K/A on December 31, 2012 to include restated interim unaudited consolidated financial statements for its interim period ended June 30, 2012, resulting from for errors related to the allocation of the total consideration paid for the acquisition of the portfolio of consumer loans from third party lenders and other matters.

The unaudited interim consolidated financial statements for the period ended June 30, 2012 filed herewith in this Form 6-K/A on May 24, 2013 have further been amended and restated to correct for another error, resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. A revised restated version of the registrant’s unaudited interim consolidated financial statements and MD&A, together with certifications under National Instrument 52-109F2R, are filed herewith.

DISCLAIMER

The Cash Store Financial Services Inc. (“Cash Store Financial”) is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd., or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store.”  Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

This document contains “forward-looking information” within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information”. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this document contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading “Risk Factors” in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the  U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws. All dollars amounts contained in this presentation are in Canadian dollars.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CASH STORE FINANCIAL SERVICES INC.
Date: May 24, 2013
	By:	/s/ Craig Warnock
Craig Warnock Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2012
99.2	RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2012
99.3	CEO AND CFO CERTIFICATIONS